Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

June 20, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2333

Quality High Dividend Portfolio, Series 1

File Nos. 333-272021 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2333, filed on May 17, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Quality High Dividend Portfolio, Series 1.

PROSPECTUS

Investment Summary — Security Selection

1.       Please define the term “GICS.”

Response:       In response to the comment, the term “GICS” in the first sentence of the last paragraph under the “Security Selection” section will be replaced with “Global Industry Classification Standard (GICS).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren